File No. 70-8803

CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES Energy, Inc.




	In accordance with the order of the Securities and Exchange Commission dated
May 23, 1996, the following is a report for the fourth quarter of fiscal year
2001:


1.	NEES Energy, Inc. (NEES Energy), a Massachusetts Corporation, was formed on
June 14, 1996.  The corporation was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New
England Electric System (NEES). On March 22, 2000 NEES was acquired by
National Grid Group plc, and renamed National Grid USA. In conjunction with the merger, the Company's accounting year changed from a calendar year to a fiscal year beginning April 1 and ending March 31.


2.	In connection with the merger of NEES and National Grid Group plc, as of
March 22, 2000, the estimated fair value of AllEnergy Marketing Co., LLC (a wholly owned subsidiary of NEES Energy, Inc.) was recorded as an asset held for sale. This estimate changed during the quarter due to intercompany borrowings and repayments. Also, the estimate was revised to reflect the net realizable value of the company as well as estimated operating losses incurred during the holding period. The amount remaining at March 31, 2001 was reclassified to consolidated National Grid USA goodwill.


3.	As of December 31, 2000, AllEnergy Marketing Company, LLC had sold its two wholly owned subsidiaries (Texas Liquids, LLC and Texas Ohio Gas Inc.) and virtually all of its operating divisions to unaffiliated third parties.
All remaining business activities were resolved during the first quarter of calendar year 2001.


4.	As of March 31, 2001, National Grid USA had purchased 1,000 shares of NEES
Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $18,813,000 and $10,655,000, respectively.


5.	As of March 31, 2001, NEES Energy had no permanent personnel and during the fourth quarter of fiscal year 2001 there were no individuals assigned on a substantially full-time basis.




6.	During the fourth quarter of fiscal year 2001, NEES Energy had no kilowatt hours sold or marketed.


7.	Attached in Exhibits A through C are a consolidated balance sheet as of
March 31, 2001, consolidated income statements and statements of cash flows for the quarter, and twelve months ended March 31, 2001.


8.	Effective with the purchase of NEES by National Grid Group plc, goodwill was allocated, on a preliminary basis, to the Company to reflect the anticipated loss on the disposal of AllEnergy Marketing Company. In
December 2000, that goodwill and the associated amortization was reallocated to other subsidiaries of National Grid USA.



	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.



						    NEES Energy, Inc.

						By:   s/ John G. Cochrane
						   ___________________________
						    John G. Cochrane
						    President and Treasurer


Date: May 29, 2001




EXHIBIT INDEX



Exhibit No.	Description	Page
-----------	-----------	----

	A	Balance Sheet at March 31, 2001	Filed
		(Unaudited, subject to adjustment)	herewith

	B	Statement of Income and Accumulated	Filed
		Deficit For the Quarter and Twelve Months	herewith
		ended March 31, 2001
		(Unaudited, Subject to Adjustment)

	C	Statement of Cash Flows For the Quarter	Filed
		and Twelve Months ended March 31, 2001	herewith
		(Unaudited, Subject to Adjustment)




				Exhibit A

NEES Energy, Inc.
Balance Sheet
(Thousands of Dollars)
As of March 31, 2001
(Unaudited, Subject to Adjustment)

ASSETS
------
Current assets:
	Cash	$    56
	Accounts receivable from affiliates	132
	Tax benefits receivable	18,826
			--------
	Total current assets	19,014
			--------

Total assets	$19,014
			========

LIABILITIES AND CAPITALIZATION
------------------------------

Current liabilities:
	Accrued expenses	$ 6,855
			--------

Parent company's investment:
	Subordinated notes payable to parent	18,813
	Common stock, par value $1 per share	1
	Other paid-in capital	(6,527)
	Accumulated deficit	(128)
			--------
	Total parent company's investment	12,159
			--------
Total liabilities and parent company's investment	$19,014
			========





			Exhibit B


NEES ENERGY, INC.
Statement of Income and Accumulated Deficit
(Thousands of Dollars)
For the Periods Ended March 31, 2001
(Unaudited, Subject to Adjustment)

				Twelve
	Quarter	Months
			-------	-------
INCOME


	Revenue	$   0	$   0
			-----	-----
	Total income	0	0
			-----	-----


EXPENSES

	Operating expenses
		General and administrative expenses	55	149
		Income tax	(19)	(53)
			-----	-----
	Total operating expenses	36	96
			-----	-----

	Operating income (loss)	(36)	(96)

	Other income (expense)
		Goodwill amortization	0	0
		Other	(7)	(6)
			-----	-----
	Other income (expense) net	(7)	(6)
			-----	-----

Net income (loss)	(43)	(102)

Accumulated deficit at beginning of period	(85)	(26)
			-----	-----
Accumulated deficit at end of period	$(128)	$(128)
			=====	=====








					Exhibit C

NEES Energy, Inc.
Statement of Cash Flows
(Thousands of Dollars)
For the Periods Ended March 31, 2001
(Unaudited, Subject to Adjustment)

				Twelve
			Quarter	Months
			-------	------

Operating activities:
	Net income (loss)	$    (43)	$    (102)

	Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

		(Increase) decrease in accounts receivable	(132)	(130)
		(Increase) decrease in deferred taxes	818	818
		(Increase) decrease in tax benefits receivable	(18,826)	(18,826)
		(Increase) decrease in asset held for
		  sale-AllEnergy	28,536	190,253
		(Increase) decrease in other current assets	1,261	1,077
		(Increase) decrease in accounts payable	6,841	6,808
		Other, net	40,365	13,363
				--------	--------
Net cash provided by (used in) operating activities	$ 58,820	$ 193,261
				--------	--------

Financing activities:
	Change in subordinated notes payable to parent	$(59,693)	$(193,234)
				--------	--------
	Net cash provided by (used in) financing activities	$(59,693)	$(193,234)
				--------	--------

Net increase (decrease) in cash and cash equivalents	$    (873)	$      27

Cash and cash equivalents at beginning of period	929	29
				--------	-------

Cash and cash equivalents at end of period	$    56	$    56
				========	=======